October 4, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

450 5th Street, NW – Mail Stop 6010

Washington, D.C. 20549

RE:	The Commerce Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 001-13672

Dear Mr. Rosenberg:

This letter responds to your letter dated September 22, 2006 relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submission.

In response to your comments included in the above-referenced submission, please note below the “SEC COMMENT / OUR RESPONSE” format. In addition, we have attached, as Exhibit 1, our prospective disclosure for our critical accounting policy for unpaid losses and loss adjustment expenses. We propose to include this information in future filings with appropriate changes for then-current circumstances.

SEC COMMENT:

1.

We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.	Please describe the specific “generally accepted actuarial reserving methods” you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

1.	Specifically address any instances and lines of businesses for which one method would be more appropriate than another method.

OUR RESPONSE:

We will prospectively refine our discussion of our actuaries’ procedures to read substantially as follows. Please note that as further described, we utilize our actuaries to provide a reasonableness test on the financial statement loss and LAE reserves, which are established by our financial management personnel.

We utilize an actuarial calculation as a test of reasonableness of our financial statement loss and LAE reserves which were calculated by financial management. Our actuaries calculate their estimate of our liability for loss and LAE reserves using generally accepted actuarial reserving techniques. The reserving techniques employed by our actuaries include incurred

October 4, 2006

Mr. Jim B. Rosenberg

loss development and paid loss development for all reviewed lines. For voluntary personal automobile liability, two additional methods were used – claim count times average severity and exposures times ultimate pure premium. In estimating allocated LAE (“ALAE”) reserves, we used two methods – paid ALAE development and ratio of paid ALAE to paid loss development. For unallocated LAE (“ULAE”) reserve, three methods were used – paid ULAE development, paid ULAE to paid loss ratio development and calendar year paid ULAE to paid loss and ALAE. An average of these methods is calculated, which is called the indicated ultimate loss. The indicated loss is then subjected to actuarial judgment and considers other factors, such as the resulting ultimate loss ratio, loss trends, changes to business and the relative value of each of the different methods. A selected ultimate loss amount is then determined. Using the criteria of Actuarial Standard of Practice No. 36, a reserve range is then calculated that the actuary judges to be reasonable based upon appropriate actuarial methods and judgment. The actuarial methods utilized are considered standard for property and casualty companies with losses settling over a relatively short period of time, usually within 0 to 3 years (short-tail liability losses). The same basic assumptions and methods were used at both December 31, 2005 and 2004. Our aggregate actuarial estimate for the loss and LAE reserves, on a consolidated basis and net of reinsurance recoverable, ranges from a low of $764,600 to a high of $877,900, as of December 31, 2005.

SEC COMMENT:

2.

Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

OUR RESPONSE:

We will prospectively add to our critical accounting policy section a discussion of IBNR reserve procedures that we expect will read substantially as follows.

In accordance with industry practice, we also maintain reserves for estimated IBNR, salvage and subrogation recoverable and LAE. These reserves are determined based on historical information. Imbedded within the historical information are changes in the volume of policies written, claims frequency, severity and payment patterns, the mix of business and claims processing. IBNR reserves are established for claims that have been incurred prior to year end but have not been reported to us until after year end. Our IBNR reserve is derived by analyzing the amount of losses that have been incurred subsequent to a given calendar year end. We aggregate losses incurred for each of the three years after a given calendar year and determine the percentage of losses to earned premium for that calendar year. We calculate the IBNR reserve by multiplying the appropriate historical percentage of losses by the earned premium for the current year end and each of the prior two calendar years. Our calculations are based on historical losses incurred by line of business and coverage type and are modified where appropriate for changes in premium rates. We monitor the percentages for historical patterns and adjust our IBNR reserves as appropriate.

SEC COMMENT:

b.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1.

For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2.

Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

October 4, 2006

Mr. Jim B. Rosenberg

OUR RESPONSE:

We will refine our critical accounting policy section to identify and describe those key assumptions that materially affect the estimate of the reserve for loss and LAE expenses. We expect that disclosure will read substantially as follows.

Our financial management personnel calculate our financial statement loss and LAE reserves independently from those amounts calculated by our actuaries. Our financial management personnel estimate our financial statement loss and LAE reserves primarily by reviewing historical loss and LAE data, focusing mainly on payment data. This method of using historical loss payments over discrete periods of time to estimate future losses assumes that the ratio of losses paid in one period to losses paid in an earlier period will remain consistent. This method necessarily assumes that factors that have affected paid losses in the past, such as inflation or the effects of litigation, will remain consistent in the future. Although we review trends for inflation, severity and the effects of litigation, these factors have not caused us to materially modify our loss and LAE reserves. Historical paid loss development methods do not use case reserves to estimate ultimate losses and can be more reliable than the other methods that look to case reserves (such as actuarial methods that use incurred losses) in situations where there are significant changes in how case reserves are established by a company’s claims adjusters. However, historical paid loss development methods are more leveraged (meaning that small changes in payments have a larger impact on estimates of ultimate losses) than actuarial methods that use incurred losses because cumulative loss payments take much longer to equal the expected ultimate losses than cumulative incurred amounts. In addition, and for similar reasons, historical paid loss development methods are often slow to react to situations when new or different factors arise than those that have affected paid losses in the past. Because of the nature of our business and the consistent manner in claims settlement, we believe the use of historical payment patterns provides us the most appropriate method for establishing our reserve.

We also review and compare the most recent loss frequency, severity, and payment data to historical trends in an attempt to determine if patterns are remaining consistent or not. We believe they remain consistent. We record our best estimate of the ultimate losses and LAE that we will incur to settle all claims and IBNR at each reporting date, but the actual amount of such losses and LAE cannot be known until all claims are settled. Our financial statement loss and LAE reserves net of reinsurance (prior to the effect of ceded insurance recoverable), based on our best estimate, were established at $834,699 for December 31, 2005.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no reasonably precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors, as noted above.

SEC COMMENT:

c.

We note that you provide a sensitivity analysis around the entire unpaid policy claims liability reserve balance. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present, preferably in a tabular format, the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

OUR RESPONSE:

There is no reasonably precise method for quantifying and presenting, in a tabular format or otherwise, the impact that changes in the assumptions which impact the conclusion that historical cash flows are an appropriate measure of future cash flows may have on reported results, financial position and liquidity. Any impact of these assumption changes would already be incorporated within the historical payment patterns, where necessary, and therefore, separate presentation is not possible.

We will prospectively refine our sensitivity analysis discussion to read substantially as follows.

As we base our estimate of loss and LAE reserves primarily on historical payment experience, the following sensitivity analysis assumes that our historical payment experience was impacted by the stated percentages. The factors which could cause the payment experience to change are not analyzed individually as these factors are imbedded in the historical information. Based upon historical results over the last five years, we show a minimum variance of 7.3% and a

October 4, 2006

Mr. Jim B. Rosenberg

maximum variance of 9.4% from the initially established reserves. Based on this, we have chosen 5% and 10% in our sensitivity analysis below. See page 22 for an analysis of our historical loss and LAE reserve development.

The following sensitivity analysis presents the pro forma effect of a five and ten percentage point change in our loss and LAE reserves (prior to the effect of ceded reinsurance recoverable) at December 31, 2005:

Hypothetical Change in Loss and LAE Reserve Estimate	Loss and LAE Reserve Estimate, Net	Pro forma Increase (Decrease) in Net Earnings(1)	Pro forma Percentage Increase (Decrease) in Stockholders’ Equity(1)

10% increase	$918,169	$(54,255)	(4.2)%
5% increase	876,434	(27,128)	(2.1)%
No change	834,699	-	-
5% decrease	792,964	27,128	2.1%
10% decrease	751,229	54,255	4.2%

____________________

(1) Net of income taxes at an assumed rate of 35%.

We believe that any additional payments due as a result of the inherent uncertainty of establishing loss and LAE reserves as noted in the sensitivity analysis above would be adequately met by our normal operating cash flow.

SEC COMMENT:

d.	Please disclose the following information related to your assumed CAR reserves:

1.	The nature and extent of the information received from the pool related to policies, claims, unearned premiums and loss reserves;
2.	How management uses the information received from the pool in its determination of its assumed loss reserves;
3.	What process management performs to determine the accuracy and completeness of the information received from the pool; and,
4.

The nature of uncertainties or other factors that may cause estimates of the CAR reserves to be more susceptible to changes than non-CAR reserves, and quantify their reasonably likely effects on the CAR reserves.

OUR RESPONSE:

We will prospectively add to our critical accounting policy a discussion of CAR reserves that we expect will read substantially as follows.

The business we assume from CAR is a significant component of our loss and LAE reserves. Our assumed CAR loss and LAE reserves amounted to approximately 16% of our loss and LAE reserves at December 31, 2005 (prior to the effect of ceded reinsurance recoverable). CAR provides information to pool participants on a quarterly basis. CAR provides consolidated results, which consist of all companies’ ceded business into the pool, as well as information specific to our company. CAR provides information by line of business on policy year and accident year bases. This information consists of premiums written, unearned premium, earned premium, paid losses, case reserves, IBNR reserves, incurred losses, incurred loss adjustment expenses and underwriting expenses. The starting point for CAR’s determination of its loss and LAE reserves is the separate loss and LAE reserves that CAR member companies provide to CAR. CAR then aggregates this information, which is reviewed by CAR’s loss reserve committee, comprised of actuaries from member companies. This CAR actuarial committee establishes the total loss and LAE reserves for a given period. Our share of these loss and LAE reserves is derived by multiplying our participation ratio by the total CAR loss and LAE reserves. Management utilizes the information provided by CAR to book the initial amount related to the pool. The consolidated financial results produced by CAR are audited by independent public accountants and we rely on this audit for the incorporation of their reported results into our financial statements. CAR assesses the integrity of premium and claim data submissions by member companies by periodically auditing those member companies. Our actuary also reviews the CAR actuarial committee’s work along with total CAR and company loss results for reasonableness.

October 4, 2006

Mr. Jim B. Rosenberg

The quarterly reports that CAR provides to us are one quarter in arrears when we calculate this component of our financial statement loss and LAE reserves, and therefore, it is necessary for us to make an estimate of the most recent quarter results for CAR. In calculating this estimate we compare the CAR loss and LAE reserve data with historical premium written and earned amounts from CAR. We then utilize the estimated written and earned premiums from CAR for the most recent quarter to calculate losses, LAE and underwriting expenses that would relate to that quarter, and then incorporate that information into our financial results.

CAR results are less predictable and therefore more susceptible to change than our loss reserves because they are comprised of individual ceded business from all CAR member companies, as adjusted in the aggregate by the CAR actuarial committee, which may or may not use similar reserving methodologies and ceding philosophies as we use.

Based on the historical data of the two most recent policy years, a variance of four to twelve percent in reported CAR reserves appears reasonably possible. The following sensitivity analysis presents the pro forma effect of a four and twelve percentage point change in our loss and LAE reserves related to CAR at December 31, 2005:

Hypothetical Change in Loss and LAE Reserve Estimate	Loss and LAE Reserve Estimate, Net	Pro forma Increase (Decrease) in Net Earnings(1)	Pro forma Percentage Increase (Decrease) in Stockholders’ Equity(1)

12% increase	$146,749	$(10,220)	(0.8)%
4% increase	136,267	(3,407)	(0.3)%
No change	131,026	-	-
4% decrease	125,785	3,407	0.3%
12% decrease	115,303	10,220	0.8%

____________________

(1) Net of income taxes at an assumed rate of 35%.

SEC COMMENT:

2.

In your disclosure you state that you attempt to establish your reserve estimate as close as possible to the amount required for the ultimate future payments necessary to settle all losses. Your statement would appear to imply that you are either under or over-accruing the reserve estimate than what is ultimately needed to settle all losses. If you are attempting to disclose the fact that management attempts to record its best estimate of the ultimate losses necessary to settle all losses at each reporting date, which is a number that is not known until all losses are settled, please clarify that for us in disclosure-type format. If this is not the case, then please explain to us why you do not establish your reserve estimate at the amount required for the ultimate future payments necessary to settle all losses and also quantify the difference between what you record as your reserve estimate and the amount required for the ultimate future payments necessary to settle all losses.

OUR RESPONSE:

We will prospectively amend our statement to the following.

We record our best estimate of the ultimate losses and LAE that we will incur to settle all claims and IBNR at each reporting date, but the actual amount of such losses and LAE cannot be known until all claims are settled.

*    *    *

October 4, 2006

Mr. Jim B. Rosenberg

Although we appreciate the opportunity to respond to the Staff’s comments, the prospective changes, which we have outlined in this letter, to the critical accounting policies section of our MD&A shall not constitute an admission that such section of our Form 10-K for the fiscal year ended December 31, 2005 or any prior year does not comply in all material respects with the requirements of Form 10-K and related guidance promulgated by the Commission.

In addition, as requested, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to discuss any of the responses detailed above, please do not hesitate to contact me at 508.949.4129.

Sincerely,

/s/ Randall V. Becker

Randall V. Becker

Senior Vice President and

Chief Financial Officer

RVB:nc

Attachment

Exhibit 1

Critical Accounting Policies – Prospective Disclosure

Unpaid Losses and Loss Adjustment Expenses. The liability for loss and loss adjustment expenses represents our best estimate of the ultimate net cost of all loss and loss adjustment expenses incurred after reinsurance and amounts estimated to be recoverable through salvage and subrogation. The estimate for the ultimate net cost of all losses incurred through the balance sheet date includes the adjusted case estimates for losses, incurred but not reported (IBNR) losses, salvage and subrogation recoverable and a reserve for LAE. In arriving at our best estimate, we begin with the aggregate of individual case reserves and then make adjustments to these amounts on a line of business basis. These adjustments to the aggregate case reserves by line of business are made based on analyses performed by us. The entire liability for unpaid losses and LAE is also separately reviewed quarterly and annually by our actuarial department. Liability estimates are continually analyzed and updated, and therefore, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimates are included in the results of operations in the period in which the estimates are revised.

The claim cycle begins when a claim is reported to us and claims personnel establish a “case reserve” for the estimated amount of our exposure without regard to injury causality, third party liability or potential recoveries. The amount of the reserve is primarily based upon an evaluation of the type of claim involved, the circumstances surrounding the claim and the policy provisions relating to the loss. This estimate reflects the informed judgment of such personnel based on the experience and knowledge of the claims personnel adjusting the claim. During the loss adjustment period, these case basis estimates are revised as deemed necessary by our claims department personnel based on subsequent developments and periodic reviews of the claim.

In accordance with industry practice, we also maintain reserves for estimated IBNR, salvage and subrogation recoverable and LAE. These reserves are determined based on historical information. Imbedded within the historical information are changes in the volume of policies written, claims frequency, severity and payment patterns, the mix of business and claims processing. IBNR reserves are established for claims that have been incurred prior to year end but have not been reported to us until after year end. Our IBNR reserve is derived by analyzing the amount of losses that have been incurred subsequent to a given calendar year end. We aggregate losses incurred for each of the three years after a given calendar year end and determine the percentage of losses to earned premium for that calendar year. We calculate the IBNR reserve by multiplying the appropriate historical percentage of losses by the earned premium for the current year and each of the prior two calendar years. Our calculations are based on historical losses incurred by line of business and coverage type and are modified where appropriate for changes in premium rates. We monitor the percentages for historical patterns and adjust our IBNR reserves as appropriate.

Salvage and subrogation reserves are established in a similar manner to IBNR except that we track actual historical salvage and subrogation receipts as a percentage of loss incurred. In addition, we establish LAE reserves by tracking historical expenses as a percentage of incurred losses.

Our financial management personnel calculate our financial statement loss and LAE reserves independently from those amounts calculated by our actuaries. Our financial management personnel estimate our financial statement loss and LAE reserves primarily by reviewing historical loss and LAE data, focusing mainly on payment data. This method of using historical loss payments over discrete periods of time to estimate future losses assumes that the ratio of losses paid in one period to losses paid in an earlier period will remain consistent. This method necessarily assumes that factors that have affected paid losses in the past, such as inflation or the effects of litigation, will remain consistent in the future. Although we review trends for inflation, severity and the effects of litigation, these factors have not caused us to materially modify our loss and LAE reserves. Historical paid loss development methods do not use case reserves to estimate ultimate losses and can be more reliable than the other methods that look to case reserves (such as actuarial methods that use incurred losses) in situations where there are significant changes in how case reserves are established by a company’s claims adjusters. However, historical paid loss development methods are more leveraged (meaning that small changes in payments have a larger impact on estimates of ultimate losses) than actuarial methods that use incurred losses because cumulative loss payments take much longer to equal the expected ultimate losses than cumulative incurred amounts. In addition, and for similar reasons, historical paid loss development methods are often slow to react to situations when new or different factors arise than those that have affected paid losses in the past. Because of the nature of our business and the consistent manner in claims settlement, we believe the use of historical payment patterns provides us the most appropriate method for establishing our reserve.

               We also review and compare the most recent loss frequency, severity, and payment data to historical trends in an attempt to determine if patterns are remaining consistent or not. We believe they remain consistent. We record our best estimate of the ultimate losses and LAE that we will incur to settle all claims and IBNR at each reporting date, but the actual amount of such losses and LAE cannot be known until all claims are settled. Our financial statement loss and LAE reserves net of reinsurance (prior to the effect of ceded insurance recoverable), based on our best estimate, were established at $834,699 for December 31, 2005.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no reasonably precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors, as noted above.

We utilize an actuarial calculation as a test of reasonableness of our financial statement loss and LAE reserves which were calculated by financial management. Our actuaries calculate their estimate of our liability for loss and LAE reserves using generally accepted actuarial reserving techniques. The reserving techniques employed by our actuaries include incurred loss development and paid loss development for all reviewed lines. For voluntary personal automobile liability, two additional methods were used – claim count times average severity and exposures times ultimate pure premium. In estimating allocated LAE (“ALAE”) reserves, we used two methods – paid ALAE development and ratio of paid ALAE to paid loss development. For unallocated LAE (“ULAE”) reserve, three methods were used – paid ULAE development, paid ULAE to paid loss ratio development and calendar year paid ULAE to paid loss and ALAE. An average of these methods is calculated, which is called the indicated ultimate loss. The indicated loss is then subjected to actuarial judgment which considers other factors, such as the resulting ultimate loss ratio, loss trends, changes to business and the relative value of each of the different methods. A selected ultimate loss amount is then determined. Using the criteria of Actuarial Standard of Practice No. 36, a reserve range is then calculated that the actuary judges to be reasonable based upon appropriate actuarial methods and judgment. The actuarial methods utilized are considered standard for property and casualty companies with losses settling over a relatively short period of time, usually within 0 to 3 years (short-tail liability losses). The same basic assumptions and methods were used at both December 31, 2005 and 2004. Our aggregate actuarial estimate for the loss and LAE reserves, on a consolidated basis and net of reinsurance recoverable, ranges from a low of $764,600 to a high of $877,900, as of December 31, 2005.

After taking into account all relevant factors, we believe that, based on existing information, the provision for losses and LAE at December 31, 2005 is adequate to cover the ultimate net cost of losses and claims incurred as of that date. However, loss reserves are estimates and are inherently uncertain; they do not and cannot represent an exact measure of the liability. The ultimate liability may be greater or lower than established reserves. If the ultimate payment is greater than or less than our estimated liability for losses and LAE, we will incur additional expense or income, as appropriate, which may have a material impact on our results of operations. As our business primarily involves losses with a short-tailed liability, our loss and LAE reserves have more predictable development patterns than other property and casualty insurers whose business involves losses with a longer-tailed loss payment pattern.

As we base our estimate of loss and LAE reserves primarily on historical payment experience, the following sensitivity analysis assumes that our historical payment experience was impacted by the stated percentages. The factors which could cause the payment experience to change are not analyzed individually as these factors are imbedded in the historical information. Based upon historical results over the last five years, we show a minimum variance of 7.3% and a maximum variance of 9.4% from the initially established reserves. Based on this, we have chosen 5% and 10% in our sensitivity analysis below. See page 22 for an analysis of our historical loss and LAE reserve development.

The following sensitivity analysis presents the pro forma effect of a five and ten percentage point change in our loss and LAE reserves (prior to the effect of ceded reinsurance recoverable) at December 31, 2005:

Hypothetical Change in Loss and LAE Reserve Estimate	Loss and LAE Reserve Estimate, Net	Pro forma Increase (Decrease) in Net Earnings(1)	Pro forma Percentage Increase (Decrease) in Stockholders’ Equity(1)

10% increase	$918,169	$(54,255)	(4.2)%
5% increase	876,434	(27,128)	(2.1)%
No change	834,699	-	-
5% decrease	792,964	27,128	2.1%
10% decrease	751,229	54,255	4.2%

____________________

(1) Net of income taxes at an assumed rate of 35%.

We believe that any additional payments due as a result of the inherent uncertainty in establishing loss and LAE reserves as noted in the sensitivity analysis above would be adequately met by our normal operating cash flow.

The business we assume from CAR is a significant component of our loss and LAE reserves. Our assumed CAR loss and LAE reserves amounted to approximately 16% of our loss and LAE reserves at December 31, 2005 (prior to the effect of ceded reinsurance recoverable). CAR provides information to pool participants on a quarterly basis. CAR provides consolidated results, which consist of all companies’ ceded business into the pool, as well as information specific to our company. CAR provides information by line of business on policy year and accident year bases. This information consists of premiums written, unearned premium, earned premium, paid losses, case reserves, IBNR reserves, incurred losses, incurred loss adjustment expenses and underwriting expenses. The starting point for CAR’s determination of its loss and LAE reserves is the separate loss and LAE reserves that CAR member companies provide to CAR. CAR then aggregates this information, which is reviewed by CAR’s loss reserve committee, comprised of actuaries from member companies. This CAR actuarial committee establishes the total loss and LAE reserves for a given period. Our share of these loss and LAE reserves is derived by multiplying our participation ratio by the total CAR loss and LAE reserves. Management utilizes the information provided by CAR to book the initial amount related to the pool. The consolidated financial results produced by CAR are audited by independent public accountants and we rely on this audit for the incorporation of their reported results into our financial statements. CAR assesses the integrity of premium and claim data submissions by member companies by periodically auditing those member companies. Our actuary also reviews the CAR actuarial committee’s work along with total CAR and company loss results for reasonableness.

The quarterly reports that CAR provides to us are one quarter in arrears when we calculate this component of our financial statement loss and LAE reserves, and therefore, it is necessary for us to make an estimate of the most recent quarter results for CAR. In calculating this estimate we compare the CAR loss and LAE reserve data with historical premium written and earned amounts from CAR. We then utilize the estimated written and earned premiums from CAR for the most recent quarter to calculate losses, LAE and underwriting expenses that would relate to that quarter, and then incorporate that information into our financial results.

CAR results are less predictable and therefore more susceptible to change than our loss reserves because they are comprised of individual ceded business from all CAR member companies which may or may not use similar reserving methodologies and ceding philosophies as we use.

Based on the historical data of the two most recent policy years, a variance of four to twelve percent in reported CAR reserves appears reasonably possible. The following sensitivity analysis presents the pro forma effect of a four and twelve percentage point change in our loss and LAE reserves related to CAR at December 31, 2005:

Hypothetical Change in Loss and LAE Reserve Estimate	Loss and LAE Reserve Estimate, Net	Pro forma Increase (Decrease) in Net Earnings(1)	Pro forma Percentage Increase (Decrease) in Stockholders’ Equity(1)

12% increase	$146,749	$(10,220)	(0.8)%
4% increase	136,267	(3,407)	(0.3)%
No change	131,026	-	-
4% decrease	125,785	3,407	0.3%
12% decrease	115,303	10,220	0.8%

____________________

(1) Net of income taxes at an assumed rate of 35%.